
07070037


SEC MAIL
PROCESSING
JUL 03 2007
WASH. D.C.
209
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _________

Commission File Number 0-20050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Citizens First National Bank 401(k) & Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Princeton National Bancorp, Inc.
606 South Main Street
Princeton, Illinois 61356

REQUIRED INFORMATION

The Citizens First National Bank 401(k) & Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Citizens First National Bank 401(k) & Profit Sharing Plan

Date: June 29, 2007

By: 

Citizens First National Bank
as Plan Sponsor
Name: Tony J. Sorcic
Title: President

CITIZENS FIRST NATIONAL BANK 401(K) & PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
23.1	Consent of BKD LLP	5
23.2	Consent of KPMG LLP	6
99.1	Financial Statements	7



EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-133448) pertaining to the Citizens First National Bank 401(k) and Profit Sharing Plan, of our report dated June 29, 2007, with respect to the financial statements of the Citizens First National Bank 401(k) and Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

BKD, LLP

Decatur, Illinois
June 29, 2007

225 North Water Street, Suite 400 P.O. Box 1580 Decatur, IL 62525-1580 217 429-2411 Fax 217 429-6109



EXHIBIT 23.2

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Consent of Independent Registered Accounting Firm

The Board of Directors
Princeton National Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Princeton National Bancorp, Inc. of our report dated June 27, 2006, relating to the statement of net assets available for plan benefits of the Citizens First National Bank 401(k) and Profit Sharing Plan as of December 31, 2005, and the related statement of changes in net assets available for plan benefits for the year then ended, which report appears in the December 31, 2006 report on Form 11-K of the Citizens First National Bank 401(k) and Profit Sharing Plan.

KPMG LLP

Chicago, Illinois
June 29, 2007

EXHIBIT 99.1

Citizens First National Bank 401(k) and Profit Sharing Plan

EIN 36-0917979 PN 003

Accountants' Report and Financial Statements

December 31, 2006 and 2005

Citizens First National Bank 401(k) and Profit Sharing Plan
December 31, 2006 and 2005

Contents

Report of Independent Registered Public Accounting Firm

Plan Administrator
Citizens First National Bank 401(k) and Profit Sharing Plan
Princeton, Illinois

We have audited the accompanying statement of net assets available for benefits of Citizens First National Bank 401(k) and Profit Sharing Plan as of December 31, 2006, and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Citizens First National Bank 401(k) and Profit Sharing Plan as of and for the year ended December 31, 2005, were audited by other accountants whose report dated June 27, 2006 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Citizens First National Bank 401(k) and Profit Sharing Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2006 basic financial statements taken as a whole.

/s/ **BKD, LLP**

Decatur, Illinois
June 29, 2007

Federal Employer Identification Number: 44-0160260

Citizens First National Bank 401(k) and Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

Assets

	2006	2005
Investments, At Fair Value	$ 22,132,573	$ 19,766,410
Receivables		
Employer's contribution	351,057	356,000
Net Assets Available for Benefits	$ 22,483,630	$ 20,122,410

Citizens First National Bank 401(k) and Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Investment Income		
Net appreciation in fair value of investments	$ 1,590,232	$ 848,836
Interest and dividends	457,307	351,957
	2,047,539	1,200,793
Contributions		
Employer	732,706	674,787
Participants	800,917	669,095
Rollovers	17,203	3,164,459
	1,550,826	4,508,341
Total additions	3,598,365	5,709,134
Deductions		
Benefits paid directly to participants	1,237,145	760,686
Net Increase	2,361,220	4,948,448
Net Assets Available for Benefits, Beginning of Year	20,122,410	15,173,962
Net Assets Available for Benefits, End of Year	$ 22,483,630	$ 20,122,410

See Notes to Financial Statements

Citizens First National Bank 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1: Description of the Plan

The following description of the Citizens First National Bank 401(k) and Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan Document and *Summary Plan Description* for a more complete description of the Plan's provisions, which are available from the plan administrator.

General

The Plan is a defined contribution plan sponsored by Citizens First National Bank (Employer) covering all employees who have at least one year of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan permits eligible employees through a salary deferral election to have the Employer make annual contributions of up to 100% of eligible compensation. Employee rollover contributions are also permitted. The Employer makes matching contributions of 100% of employees' salary deferral amounts up to 3% of employee's compensation and 50% of the employees' compensation between 3% and 5%. The Employer may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution. For the years ended December 31, 2006 and 2005, the profit sharing contribution was 3% of eligible compensation. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Employer's contribution and plan earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions and the Bank's matching contributions plus earnings thereon. Vesting in the Employer's profit sharing contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after 5 years of continuous service. The nonvested balance is forfeited upon payment of benefits. Forfeitures may be used to reduce matching contributions, to pay Plan expenses or allocated among active participants based upon eligible compensation.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or installments.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years except for loans for the purchase of a principal residence through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is charged at prime rate plus 1% at loan inception.

Plan Termination

Although it has not expressed an intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Citizens First National Bank 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices are used to value mutual funds and common stock. Participant loans, are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Tax Status

The Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan sponsored by Automatic Data Processing, Inc. This prototype plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Employer or the Plan, at the Bank's discretion.

Citizens First National Bank 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 3: Investments

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2006	
	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Investments at Fair Value as Determined by Quoted Prices in an Active Market		
Mutual funds	$ 1,644,480	$ 19,506,030
Common stock	(54,248)	2,325,399
	1,590,232	21,831,429
Investments at Cost Which Approximates Market		
Participant loans	-	301,144
	$ 1,590,232	$ 22,132,573

	2005	
	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Investments at Fair Value as Determined by Quoted Prices in an Active Market		
Mutual funds	$ 588,146	$ 17,077,029
Common stock	260,690	2,310,310
	848,836	19,387,339
Investments at Cost Which Approximates Market		
Money market fund	-	101,763
Participant loans	-	277,308
	-	379,071
	$ 848,836	$ 19,766,410

Citizens First National Bank 401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:

	2006	2005
Accessor Growth & Income Allocation Fund	$ -	$ 7,359,458
Accessor Growth Allocation Fund	-	2,684,819
Accessor Income & Growth Allocation Fund	-	1,795,593
Accessor Value Fund	-	1,036,033
T. Rowe Price Value ADV Fund	1,244,459	-
Fidelity Asset Manager Fund	2,439,002	-
American Funds Income R3 Fund	11,264,822	-
Vanguard Total Stock Market Fund	1,326,748	958,156
Federated Capital Preservation Fund	1,530,724	1,581,744
Princeton National Bancorp, Inc. Common Stock	2,325,399	2,310,310

Interest and dividends realized on the Plan's investments for the years ended 2006 and 2005 were $457,307 and $351,957, respectively.

Note 4: Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

Active participants can purchase the common stock of Princeton National Bancorp, Inc. (Company). At December 31, 2006 and 2005, participants held 71,441and 69,483 shares, respectively.

The Plan incurs expenses related to general administration and record keeping. The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Citizens First National Bank 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 5: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 6: Plan Amendment

Effective June 1, 2006, the Plan was amended and restated ("Plan Amendment") and a new administrator and custodian ("Custodian") of the Plan was appointed. Plan assets transferred to the new Custodian were transferred into funds comparable to those offered by the previous custodian. The conversion initiated a "Black Out" period beginning May 25, 2006, and continued through June 19, 2006. During this period, funds could not be applied to the employee-selected funds with the Custodian or withdrawn from the Plan until the Custodian had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited, held and earned in the Trust Fund until the completion of the Black Out period. At the end of the Black Out period, these funds were transferred to the new Custodian and invested in funds as requested by each participant.

Supplemental Schedule

Citizens First National Bank 401(k) and Profit Sharing Plan

EIN 36-0917979 PN 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issuer	Description of Investment	Current Value
Common Stock		
Princeton National Bancorp, Inc.*	71,441 Shares	$ 2,325,399
Mutual Funds		
American Funds Growth R3 Fund	7,069 shares	229,391
T. Rowe Price Value ADV Fund	46,314 shares	1,244,459
Oppenheimer Small-Mid Value A Fund	16,486 shares	609,148
Harbor International Fund	9,020 shares	559,628
Fidelity Asset Manager Fund	192,806 shares	2,439,002
American Funds Income R3 Fund	554,371 shares	11,264,822
Vanguard Short Term Investment Fund	367 shares	3,877
Fidelity GNMA Fund	27,691 shares	298,231
Vanguard Total Stock Market Fund	38,919 shares	1,326,748
Federated Capital Preservation Fund	153,072 shares	1,530,724
		19,506,030
Participant Loans	5.00% to 9.25%	301,144
		$ 22,132,573

* Represents a party-in-interest to the Plan.

END